Exhibit 99.2

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States, other than Mr. Christian Lucas who is a citizen of France. Also set forth below is the number of shares of Common Stock beneficially owned by such persons as of the date hereof.

Name	**Principal Occupation**	**Principal Business Address**
Egon Durban	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025
Kenneth Hao	Chairman and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025
Christian Lucas	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	2, rue Edward Steichen; Luxembourg
Gregory Mondre	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001
Joseph Osnoss	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001

Except as set forth in this Schedule 13D, none of the persons listed above beneficially owns any Class A Common Stock of the Issuer or has engaged in any transactions in Class A Common Stock in the previous 60 days.